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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 14)*

                        BALDWIN TECHNOLOGY COMPANY, INC.
                        --------------------------------
                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK
                        --------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   058264-10-2
                        --------------------------------
                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities; and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

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CUSIP NO. 058264-10-2                  13G

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[1]  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            AKIRA HARA

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[2]  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
            [ ] (A) [ ] (B)
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[3]  SEC USE ONLY

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[4]  CITIZENSHIP OR PLACE OF ORGANIZATION

            JAPANESE
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  NUMBER OF       : [5]  SOLE VOTING POWER
                  :
   SHARES         :        861,518 (ITEM 4)
                  --------------------------------------------------------------
BENEFICIALLY      : [6]  SHARED VOTING POWER
                  :
  OWNED BY        :        NONE
                  --------------------------------------------------------------
    EACH          : [7]  SOLE DISPOSITIVE POWER
                  :
 REPORTING        :        861,518 (ITEM 4)
                  --------------------------------------------------------------
   PERSON         : [8]  SHARED DISPOSITIVE POWER
                  :
                  :        NONE
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[9] AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            861,518  (ITEM 4)
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[10] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*     [ ]

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[11]  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      APPROXIMATELY 6.45%
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[12]  TYPE OF REPORTING PERSON*

      INDIVIDUAL
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(A)   NAME OF ISSUER:

            Baldwin Technology Company, Inc.

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            12 Commerce Drive, Shelton, CT 06484

ITEM 2(A)   NAME OF PERSON FILING:

            Akira Hara

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            c/o Baldwin Japan Ltd.
            4-34 Toyo 2-chome
            Kohtoh-ku, Tokyo 135
            Japan

ITEM 2(C)   CITIZENSHIP: Japanese

ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

            Class A Common Stock

ITEM 2(E) CUSIP NUMBER: 058264-10-2

ITEM 3. N/A. Person filing this Amendment is not an entity listed in this Item.

ITEM 4.     OWNERSHIP:

            (a) As of December 31, 2004, Mr. Akira Hara owns 861,518 shares of Class A Common Stock, including 447,918 shares owned directly; 260,600 shares which he has a right to receive upon conversion of 260,000 shares of Class B Common Stock; 108,000 shares which he has the right to acquire upon the exercise of stock options exercisable within 60 days; and 45,000 shares which he has a right to acquire/receive upon exercise of stock options exercisable within 60 days and conversion of 45,000 shares of Class B Common Stock.

            (b)   PERCENT OF CLASS:  6.45%


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            (c)   Mr. Akira Hara has sole power to vote, dispose and direct the disposition of all 861,518 shares which he beneficially owns.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

ITEM 10.    CERTIFICATION.

            Not Applicable


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005                   /s/ Akira Hara
                                    --------------------------------------
                                        Akira Hara


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